U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4          STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES
======

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person

	Mariette Harris
    	1995 E. Oakland Park Blvd #350
    	Fort Lauderdale FL 33306

2. Issuer Name and Ticker or Trading Symbol

	Greenhold Group, Inc. (GHGI)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year:

        June / 2002

5. If Amendment, Date of Original


6. Relationship of Reporting Person to Issuer

Wife of President and Director, beneficial owner of 10% or more common stock.


7.  Individual or Joint/Group Filing (Check if applicable line)
__x__           Form filed by One Reporting Person
_____    	Form Filed by More than One Reporting Person






TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature  |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-  |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct  |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-   |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial  |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-  |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship    |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+-----------+
        Common Stock               06/05/02     P              3,000      D       $1.20                        D
        Common Stock               06/10/02     P              2,250      D       $1.15                        D
        Common Stock               06/12/02     P              1,000      D       $1.15                        D
        Common Stock               06/13/02     P              1,000      D       $1.15                        D
        Common Stock               06/14/02     P                500      A       $1.15                        D
        Common Stock               06/17/02     P                500      D       $1.10                        D
        Common Stock               06/24/02     P                500      A       $1.08                        D
        Common Stock               06/28/02     P                500      A       $1.08                        D

                                                                                             2,253,074*

* Includes 1,788,124 shares held by the reporting person's spouse. Reporting person disclaims beneficial ownership of any shares held by spouse.









TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

|1.          |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|            |        |          |         |           |                     |                |          |Number  |Owner- |       |
|            |        |          |         |           |                     |                |          |of      |ship   |       |
|            |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|            |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|            |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|            |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|            |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|            |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|            |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of    |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative  |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security    |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+






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Explanation of Responses:





/s/ Mariette Harris                                     July 9, 2002
-------------------------------------                -------------------
Signature of Reporting Person                           Date